EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended October 1, 2005
Fixed charges:
Interest expense	$228
Estimated interest portion of rents	26
Total fixed charges	$254

Income:
Income from continuing operations before income taxes	$171
Fixed charges	254
Adjusted income	$425

Ratio of income to fixed charges	1.67